UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170090

DIVISION OF
CORPORATION FINANCE

January 27, 2017

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2017

Dear Mr. Dunn:

This is in response to your letter dated January 12, 2017 concerning the shareholder proposal submitted to JPMorgan Chase by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

January 27, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2017

The proposal urges the board to address in a public study whether the divestiture of all non-core banking business segments would enhance shareholder value.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in JPMorgan Chase's proxy materials for a meeting held in 2016 and that the 2016 proposal received 2.94 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

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Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 12, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Bartlett Naylor

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Bartlett Naylor (the "***Proponent***") from the Company's proxy materials (the "***2017 Proxy Materials***") for its 2017 Annual Meeting of Shareholders (the "***2017 Annual Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter to the Staff no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Bartlett Naylor via email at bnaylor@citizen.org.

I. SUMMARY OF THE PROPOSAL

On November 29, 2016, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal reads as follows:

> "**Resolved**, that stockholders of JPMorgan Chase & Co. urge that:
>
> The Board of Directors should address in a public study whether the divestiture of all non-core banking business segments would enhance shareholder value.
>
> For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628.
>
> **SUPPORTING STATEMENT**
>
> The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as JP Morgan. As the financial crisis unfolded in 2008, JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009. The crisis revealed that some banks were "too big to fail," which was a moral hazard that invited such institutions to take extraordinary risks with an understanding that they'd be rescued by taxpayers in the event of failure. This risk-taking proved especially lethal with the ability of banks to use abundant, low-cost, federally insured deposits for derivatives speculation. Such activity was previously proscribed by rule and law, broadly described as the Glass-Steagall separation of commercial and investment banking. That 1933 law divided JP Morgan into a traditional bank, and Morgan Stanley, an investment bank.
>
> Beyond excessive risk taking, the sheer size of JP Morgan raises concerns that it is also "too big to manage." JP Morgan's London Whale episode led to losses of more than $6 billion, and sent the stock price down more than 20%. Further, shareholders have paid more than $20 billion in fines because bank managers failed to prevent misconduct related to Bernie Madoff's Ponzi scheme, mortgage securities sales, energy market manipulation, military lending, foreclosures, municipal securities, collateralized debt obligations, mortgage servicing, foreign exchange rigging, bribery of Chinese officials, and more.

An analysis by Goldman Sachs shows that JP Morgan would be worth more if broken up owing to tighter regulations required for the largest banks.

The Trump administration's Republican Party platform calls for restoration of Glass Steagall. Public Citizen's book TOO Big contains a partial list of figures who support Glass Steagall.

Despite what we believe is a compelling case, this resolution drew scant support last year. We believe that reflects the dynamics of proxy voting wherein JP Morgan may influence decisions. For example, Vestar Capital Partners, which owns the largest proxy advisory service (ISS), uses JP Morgan for some of its transactions."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(12)(i), as the proposal deals with substantially the same subject matter as a shareholder proposal that was included in the Company's proxy materials (the "***2016 Proxy Materials***") for its 2016 Annual Meeting of Shareholders (the "***2016 Annual Meeting***"),[1] and did not receive the support necessary for resubmission.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(12)(i), as It Relates to Substantially the Same Subject Matter as a Shareholder Proposal that Was Included in the Company's Proxy Materials within the Preceding Five Years and Did Not Receive the Shareholder Support Necessary for Resubmission.

Under Rule 14a-8(i)(12)(i), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

---

[1] The Company is of the view that the Proposal deals with substantially the same subject matter as the Previous Proposal (as defined below) based upon the Staff precedent described in Part II.B.2 and the Supporting Statement's discussion, in which the Proponent states, "*this resolution* drew scant support *last year* (emphasis added)." Votes for the Previous Proposal constituted only 2.94% of total votes on the proposal at the 2016 Annual Meeting.

1. *Overview of Rule 14a-8(i)(12)*

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision, stating:

> "The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns."[2]

The Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical in order for a company to exclude the current proposal. When considering whether the proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. In *Exxon Mobil Corp.* (Mar. 23, 2012), the Staff concurred with the exclusion of a shareholder proposal requesting that the Board create a comprehensive policy on the company's respect for and commitment to the human right to water. An earlier proposal requested a report on environmental impacts in all of the communities in which it operated including reports regarding its emissions and environmental impacts on land, water and soil. The Staff concurred that the subject matter of both proposals – the human right to water policy and the environmental impact report – was substantially the same and, therefore, the subsequent proposal was excludable. Even though the subsequent proposal differed in the action requested of the Company from the prior proposal, the Staff concurred that the proposal could be excluded as involving substantially the same subject matter. *See also Wells Fargo & Co.* (Feb. 11, 2009) (proposal requesting a report of the company's home preservation rates from 2003 to 2008 and requesting data therein be disaggregated based on race was excludable as it dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Eastman Chemical Co.* (Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies was excludable as it dealt with substantially the same subject matter as a prior

[2] *See* SEC Exchange Act Release No. 20091 (Aug. 16, 1983).

proposal requesting the company to divest a product line that produced materials to manufacture cigarette filters); and *Wyeth* (Feb. 15, 2008) (proposal requesting a report on the company's exportation of animal experimentation and the extent to which the company adheres to animal welfare standards in foreign countries was excludable because it dealt with substantially the same subject matter as a previously submitted proposal requesting that the company adopt and post an Animal Welfare Act policy and a report requesting an explanation of the extent to which laboratories adhere to such policy, as well as another previously submitted proposal requesting the board to issue a policy statement publically committing to use *in vitro* tests in specific situations and generally committing to the elimination of product testing on animals). In addition, in *ConocoPhillips* (Mar. 5, 2009), the Staff clarified that variations in supporting statements did not impact the applicability of Rule 14a-8(i)(12).

The Staff has applied the "substantive concerns" standard broadly across social and policy issues. The precedent discussed above demonstrates that despite differing language and actions requested, proposals that shared the same underlying concerns were found to be excludable under Rule 14a-8(i)(12). Applying this standard, if a new shareholder proposal deals with the same substantive concerns as a prior proposal that was included in a company's proxy materials and submitted to a vote of shareholders within the preceding five years, Rule 14a-8(i)(12)(i) then permits exclusion of that new proposal if (1) such a prior proposal was included in the company's proxy materials for a meeting held within the previous three calendar years and (2) the prior proposal received less than 3% of the vote on its submission to shareholders.

2. The Proposal Deals with Substantially the Same Subject Matter as A Shareholder Proposal that Was Included in the Company's Proxy Materials within the Preceding Five Years

The Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as a shareholder proposal included in the Company's proxy materials within the preceding five calendar years. The Company included that proposal (the "***Previous Proposal***", which is attached as Exhibit B), which is nearly identical to the Proposal and was submitted by the Proponent, in its 2016 Proxy Materials. The Previous Proposal contained the following request:

"1. The Board of Directors should appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to address whether the divestiture of all non-core banking business segments would enhance shareholder value.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2016 Annual Meeting of Stockholders, although confidential information can be withheld.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

> For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628."

As discussed above, a condition to the exclusion under Rule 14a-8(i)(12) requires that a proposal "deal[] with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The Staff has concurred with the view that proposals addressing the same "substantive concerns" involve substantially the same subject matter for purposes of Rule 14a-8(i)(12). In this regard and as discussed further below, the Proposal and the Previous Proposal, and their respective supporting statements, make clear that the Proposal and the Previous Proposal address the same substantive concern – the "enhance[ment] of shareholder value" through the divestment of "non-core banking business segments."

In concluding that the Proposal and the Previous Proposal address substantially the same subject matter, we note that paragraph 1 of the Previous Proposal is nearly identical to that of the Proposal. Each of those paragraphs includes the identical phrase identifying the subject matter of the proposal – they both request that the Company implement a specific action to inquire as to "whether the divestiture of all non-core banking business segments would enhance shareholder value." The variations in the resolved clause – notably, the implementation of a "public study" or a "Stockholder Value Committee" – are inconsequential. Based on the Staff's exclusion in *Eastman Chemical Co.* (Feb. 28, 1997) and other precedent, discussed above, the variations in the specific actions requested in a resolved clause are not significant to the determination that the proposals share the same substantive concerns. Further, the Proposal and the Previous Proposal define "non-core banking operations" with an identical definition – "operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628." As such, it is clear by the plain language of the proposals that they are intended to address the same underlying substantive concern and, therefore, substantially the same subject matter for purposes of Rule 14a-8(i)(12) – the "enhance[ment] of shareholder value" through the divestment of "non-core banking business segments."

In addition to the language of the proposals themselves, the Proposal and the Previous Proposal include supporting statements that are substantively similar in numerous ways in their rationale for the need to divest "non-core banking business segments":

- Both supporting statements highlight the "financial crisis that began in 2008" that "revealed that some banks were 'too big to fail'";
- Both supporting statements conclude that the Company is "too big to manage" and suggest that the Company be split into "two or more companies" (the Previous Proposal) or otherwise "broken up" (the Proposal); and
- Both supporting statements focus on the repeal of provisions of the Glass-Steagall Act as contributing to "lethal" risk taking by banks.

In summary, the variations in the supporting statements are not substantive and the supporting statements focus on the same substantive concern. Based on the Staff's concurrence with the exclusion of the proposal in *ConocoPhillips* (Mar. 5, 2009), discussed above, the minor variations in the supporting statement are not significant to the determination that the proposals share the same substantive concern and, therefore, substantially the same subject matter.

Finally and significantly, the Proponent's own words make clear that the Proposal is intended to address the same subject matter as the Previous Proposal. In the Supporting Statement, the Proponent states, "*this resolution* drew scant support *last year* (emphasis added)." The words "this resolution" and "last year" can only be taken to mean that the Proponent believes the Proposal addresses the same subject matter as the Previous Proposal, a conclusion shared by the Company.

Based upon the substantially similar proposals and supporting statements, as well as the Proponent's own belief as expressed in the Supporting Statement, it is the Company's view that the Proposal and the Previous Proposal deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

3. The Proposal is Excludable Because the Previous Proposal Did Not Receive the Support Necessary for Resubmission and the Previous Proposal was Included in Proxy Materials for a Meeting held within Three Years of the 2017 Annual Meeting

Where a previous proposal (or proposals) addressed substantially the same subject matter as a current proposal, a company may exclude the current proposal under Rule 14a-8(i)(12) if the percentage of shareholder votes cast for the most recent previous proposal falls below certain thresholds, and the shareholders meeting for the current proposal occurs within three years of the most recent previous proposal. The Previous Proposal was included in the Company's 2016 Proxy Materials and, as discussed above, the Company is of the view that the Previous Proposal deals with substantially the same subject matter as the Proposal. Assuming the Staff concurs with the Company's view that the Proposal and the Previous Proposal deal with substantially the same subject matter, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(i) if the Previous Proposal received less than 3% of the vote when it was voted upon. The voting calculation under Rule 14a-8(i)(12) requires consideration of votes for and votes against a proposal; abstentions and broker non-votes are not included. *See* Staff Legal Bulletin 14 (July 13, 2001) ("***Staff Legal Bulletin 14***"). Staff Legal Bulletin 14 provides the following formula for calculating the voting percentage for purposes of Rule 14a-8(i)(12): Votes for the Proposal / (Votes against the Proposal + Votes for the Proposal) = Voting Percentage. As reported in the Company's Current Report on Form 8-K filed on May 19, 2016 (attached as Exhibit C), shareholders cast 81,802,889 votes in favor of, and 2,702,027,498 votes against, the Previous Proposal. Under the Staff Legal Bulletin 14 methodology, the Previous Proposal received 2.94% of the vote: 81,802,889 / (81,802,889 + 2,702,027,498) = 81,802,889 / 2,783,830,387 = 0.029385.

Thus, the Previous Proposal failed to receive 3% of the vote for purposes of Rule 14a-8(i)(12) at the Company's 2016 Annual Meeting.

In summary, the Company is of the view that all of the requirements for excluding the Proposal pursuant to Rule 14a-8(i)(12)(i) are present, as follows:

- The Proposal deals with substantially the same subject matter as the Previous Proposal, based upon the Staff precedent described in Part II.B.2 and the Supporting Statement's discussion, in which the Proponent states, "*this resolution* drew scant support *last year* (emphasis added)";
- The Company included the Previous Proposal in its proxy materials within the preceding 5 calendar years (the 2016 Proxy Materials);
- The Previous Proposal received less than a 3% vote the last (and only) time it was submitted to shareholders (2.94% at the 2016 Annual Meeting); and
- The Proposal was submitted for a meeting (the 2017 Annual Meeting) to be held within 3 calendar years of the last time it was included (the 2016 Proxy Materials).

Accordingly, the Company is of the view that it may exclude the Proposal in reliance on Rule 14a-8(i)(12)(i).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Bartlett Naylor
Molly Carpenter, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Tuesday, November 29, 2016 9:55 AM
To: Horan, Anthony; Scott, Linda; Bart Naylor
Subject: shareholder proposal

Anthony Horan
Corporate Secretary
JP Morgan Chase & Co.

Dear Corporate Secretary

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of JP Morgan stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite JP Morgan stock presently with a representation from a brokerage firm.

As always, I'd be happy to chat about this resolution, and alternative ways to advance what I hope are shared goals.

Please confirm receipt by email.

Sincerely,

"Resolved, that stockholders of JPMorgan Chase & Co. urge that:
The Board of Directors should address in a public study whether the divestiture of all non-core banking business segments would enhance shareholder value.

For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as JP Morgan. As the financial crisis unfolded in 2008, JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009. The crisis revealed that some banks were "too big to fail," which was a moral hazard that invited such institutions to take extraordinary risks with an understanding that they'd be rescued by taxpayers in the event of failure. This risk-taking proved especially lethal with the ability of banks to use abundant, low-cost, federally insured deposits for derivatives speculation. Such activity was previously proscribed by rule and law, broadly described as the Glass-Steagall separation of commercial and investment banking. That 1933 law divided JP Morgan into a traditional bank, and Morgan Stanley, an investment bank.

Beyond excessive risk taking, the sheer size of JP Morgan raises concerns that it is also "too big to manage." JP Morgan's London Whale episode led to losses of more than $6 billion, and sent the stock price down more than 20%. Further, shareholders have paid more than $20 billion in fines because bank managers failed to prevent misconduct related to Bernie Madoff's Ponzi scheme, mortgage securities sales, energy market manipulation, military lending, foreclosures, municipal securities, collateralized debt obligations, mortgage servicing, foreign exchange rigging, bribery of Chinese officials, and more.

An analysis by Goldman Sachs shows that JP Morgan would be worth more if broken up owing to tighter regulations required for the largest banks.

The Trump administration's Republican Party platform calls for restoration of Glass Steagall. Public Citizen's book *TOO Big* contains a partial list of figures who support Glass Steagall.

Despite what we believe is a compelling case, this resolution drew scant support last year. We believe that reflects the dynamics of proxy voting wherein JP Morgan may influence decisions. For example, Vestar Capital Partners, which owns the largest proxy advisory service (ISS), uses JP Morgan for some of its transactions.

charles SCHWAB

December 12, 2016

Bartlett Naylor

FISMA & OMB MEMORANDM M-07-16

Account #:
Questions: +1 (800) 378-0685 x 49429

Shareholder Ownership Confirmation

Dear Bartlett Naylor,

I'm writing in regards to your request for share ownership information for JP Morgan Chase & Co.. (Symbol: JPM).

You have held over $2,000 worth of JP Morgan Chase & Co continuously for more than two years. This information is based upon the market value of the security.

This letter is for informational purposes only and is not an official record of your account. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x 49429.

Sincerely,

Michelle White

Michelle White
Denver Partner Support
9875 Schwab Way
Lone Tree, CO 80124

From:	Corporate Secretary
To:	"Bart Naylor"
Cc:	Carpenter, Molly; Scott, Linda E; Corporate Secretary; Caracciolo, Irma R.
Subject:	RE: Bart Naylor shareholder proposal
Date:	Monday, December 12, 2016 6:30:49 PM
Attachments:	[Untitled].pdf

- External Email -

Dear Mr. Naylor

Attached is a copy of our letter regarding the shareholder proposal submitted for inclusion in the proxy materials relating to JPMC's 2017 Annual Meeting of Shareholders.

Also to ensure that we receive future communications, they should be addressed to the following mail box: corporate.secretary@jpmchase.com with a copy to myself and Linda Scott, all included above. Also Molly Carpenter is now the Corporate Secretary. Anthony Horan has moved on to other responsibilities within the company.

Regards
Irma Caracciolo

JPMorgan Chase |Office of the Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | F: 212-270-4240 | F: 646-534-2396| corporate.secretary@jpmchase.com

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Tuesday, November 29, 2016 9:55 AM
To: Horan, Anthony; Scott, Linda; Bart Naylor
Subject: shareholder proposal

Anthony Horan
Corporate Secretary
JP Morgan Chase & Co.

Dear Corporate Secretary

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of JP Morgan stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite JP Morgan stock presently with a representation from a brokerage firm.

As always, I'd be happy to chat about this resolution, and alternative ways to advance what I hope are shared goals.

Please confirm receipt by email.

Sincerely,

"Resolved, that stockholders of JPMorgan Chase & Co. urge that:

The Board of Directors should address in a public study whether the divestiture of all non-core banking business segments would enhance shareholder value.

For purposes of this proposal, “non-core banking operations” mean operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as JP Morgan. As the financial crisis unfolded in 2008, JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009. The crisis revealed that some banks were “too big to fail,” which was a moral hazard that invited such institutions to take extraordinary risks with an understanding that they’d be rescued by taxpayers in the event of failure. This risk-taking proved especially lethal with the ability of banks to use abundant, low-cost, federally insured deposits for derivatives speculation. Such activity was previously proscribed by rule and law, broadly described as the Glass-Steagall separation of commercial and investment banking. That 1933 law divided JP Morgan into a traditional bank, and Morgan Stanley, an investment bank.

Beyond excessive risk taking, the sheer size of JP Morgan raises concerns that it is also “too big to manage.” JP Morgan’s London Whale episode led to losses of more than $6 billion, and sent the stock price down more than 20%. Further, shareholders have paid more than $20 billion in fines because bank managers failed to prevent misconduct related to Bernie Madoff’s Ponzi scheme, mortgage securities sales, energy market manipulation, military lending, foreclosures, municipal securities, collateralized debt obligations, mortgage servicing, foreign exchange rigging, bribery of Chinese officials, and more.

An analysis by Goldman Sachs shows that JP Morgan would be worth more if broken up owing to tighter regulations required for the largest banks.

The Trump administration’s Republican Party platform calls for restoration of Glass Steagall. Public Citizen’s book *TOO Big* contains a partial list of figures who support Glass Steagall.

Despite what we believe is a compelling case, this resolution drew scant support last year. We believe that reflects the dynamics of proxy voting wherein JP Morgan may influence decisions. For example, Vestar Capital Partners, which owns the largest proxy advisory service (ISS), uses JP Morgan for some of its transactions.

JPMorgan Chase & Co.

Irma Caracciolo
Vice President
Office of the Secretary

VIA EMAIL

December 12, 2016

Mr. Bartlett Naylor
Public Citizen's Congress Watch
215 Pennsylvania Ave., S.E.
Washington, D.C. 20003

Dear Mr. Naylor:

This will acknowledge receipt of an email on November 29, 2016, whereby you advised JPMorgan Chase & Co. of your intention to submit a proposal regarding a study on the divestiture of non-core banking operations to be voted upon at our 2017 Annual Meeting.

Sincerely,

<{AMER_Active:6268787v1}>

Exhibit B

Proposal 7

Appoint a stockholder value committee — address whether divestiture of non-core banking business segments would enhance shareholder value

Bartlett Naylor, 215 Pennsylvania Avenue, S.E., Washington, D.C. 20003, the holder of shares of our common stock with a market value in excess of $2,000, has advised us that he intends to introduce the following resolution:

Resolved, that stockholders of JPMorgan Chase & Co. urge that:

1. The Board of Directors should appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to address whether the divestiture of all non-core banking business segments would enhance shareholder value.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2016 Annual Meeting of Stockholders, although confidential information may be withheld.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628.

SUPPORTING STATEMENT

The financial crisis that began in 2008 revealed that some banks were "too big to fail." This is the moral hazard that invites managers to take extraordinary risks with an understanding that taxpayers will rescue the firm, as failure would cause widespread financial chaos. That 2008 rescue may have served JP Morgan's creditors, but shareholders suffered. JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009.

Risk-taking at major banks can be especially lethal following the elimination of certain activity restrictions (known in the vernacular as "Glass-Steagall") on how a bank can deploy FDIC-insured deposits. Congress began to address some of these problems with the 2010 Dodd-Frank Act. But an analysis by Goldman Sachs argues that implementation of this law means JP Morgan would be worth more in parts.

The crisis and subsequent events have also demonstrated that JP Morgan may be "too big to manage." Mismanagement of deposits by a half-dozen London-based traders (known as the "London Whale") sent JP Morgan stock down 24 percent. Further, shareholders have paid more than $30 billion in fines because bank managers failed to prevent misconduct in a variety of operations.

We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making. Divestiture would also give investors more choice and control about investment risks.

We recognize management opposes a break up on the grounds of value generated by scale and synergy. Ideally, such arguments will withstand the scrutiny of an independent study.

BOARD RESPONSE TO PROPOSAL 7

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The proposal is asking the Board to create a specific organizational structure - a 'Shareholder Value Committee' - charged with the single purpose of analyzing one specific strategy, namely, the divestiture of all "operations that are conducted by affiliates other than … JPMorgan Chase Bank, N.A.…"

Our Board is focused on enhancing long-term shareholder value and provides active oversight of management's strategy.

Reviews of the Firm's strategy are done on a continuing basis and evaluate a range of assumptions including synergies between businesses, the value proposition to clients, and the benefits of scale. The Firm's consideration of strategy is also informed by extensive and ongoing investor outreach, as described under the heading "Shareholder engagement" on page 27 of this proxy statement. In 2015, these outreach efforts included:

- Hosting more than 90 shareholder calls and meetings on strategy, governance and compensation topics with shareholders representing over 40% of our outstanding common stock
- Participating in more than 50 investor meetings and presenting at 13 investor conferences
- Conducting 10 investor trips throughout the U.S., as well as international trips to Asia and Europe

The Board and management do not favor size for its own sake or support or oppose any strategy on ideological grounds, but instead analyze strategy from the perspective of serving the Firm's clients, customers and communities and how we believe any particular strategic initiative will affect long-term shareholder value.

The Board reviewed with management its analysis reported to shareholders at our 2015 Investor Day on February 24, 2015, of a potential separation scenario and concurred in the conclusion that continuing our strategy and delivering on our commitments is the highest-certainty path to enhancing long-term shareholder value.

The Firm continues to successfully adapt its strategy and financial architecture in the constantly evolving banking landscape, including consistently meeting regulatory capital and liquidity requirements, while serving its clients and customers, investing in its businesses, and delivering strong returns to its shareholders.

In 2015, the Firm met or exceeded targets related to balance sheet optimization and managing its capital, its GSIB surcharge and expenses. The Firm:

- Reduced total assets by approximately $200 billion
- Increased its capital by 140 basis points, ending the year with an 11.6% Basel III Advanced Fully Phased-In Advanced CET1 ratio
- Reduced its estimate of the GSIB capital surcharge by 100 basis points to 3.5%
- Substantially completed its business simplification agenda, exiting businesses, products or clients that were not fundamental to our business, not at scale or not returning the appropriate level of return in order to focus on core activities for its core clients and reduce risk to the Firm

The Firm also continues to make progress on simplifying its legal entity structure, streamlining its Global Technology function, rationalizing its use of vendors, and optimizing its real estate location strategy. Furthermore, the Firm has strengthened its control environment through enhancements to its infrastructure, technology, operating standards and governance.

Our mix of products and services and our global structure are driven by the clients, customers and communities we serve.

Clients and customers choose JPMorgan Chase because of the breadth and quality of the services we provide. It is what they want and what they need. We have demonstrated our ability to adapt our model, including the services we offer, to meet their needs, and our clients benefit from this client-driven focus. We believe this is evidenced by our market share gains and in our leadership positions. Across our businesses, we seek to align appropriate product and service capabilities to different stages in the consumer and corporate life cycles. Our diversification and scale are the key to this and enables us to serve our customers and clients, which include nearly 50% of U.S. households and approximately 80% of Fortune 500 companies.

Our operating model benefits from diversification and scale.

Our businesses generate significant benefits from each other, which we estimated at approximately $18 billion of pretax synergies in our 2015 Investor Day. Separating our businesses would not only result in the loss of some of these synergies but would also incur significant costs resulting from the need to duplicate corporate functions, replicate critical infrastructure, and the likelihood that each separated entity would need to make significant investments to build and grow over time. Each of our businesses benefits from our $9 billion annual technology spend, including the more than $600 million we expect to spend this year on cybersecurity.

The proposal mischaracterizes the research report published by Goldman Sachs in January 2015. That report did *not* conclude the Firm should divest significant businesses. While the illustrative analysis highlighted potential value in a separation, the report acknowledged the analysis was based on a wide range of outcomes and sensitive assumptions, and that a separation would carry considerable execution risk.[1]

Our business model has also delivered stable results over time, with low total revenue volatility, including low volatility in fee income, reflecting the benefits of our diversified operating model. These results include our Markets business, which is typically perceived as being more volatile.

The Firm continues to deliver strong long-term financial performance and sustained shareholder value, as discussed on pages 39-44 of this proxy statement. In 2015, we generated record net income of $24.4 billion, record earnings per share of $6.00, and 13% ROTCE on $9 billion higher average equity capital, with each of our leading client franchises exhibiting strong performance and together delivering significant value.

We have a resilient business model built on a fortress balance sheet.

Capital and liquidity levels are higher today for the Firm than they have ever been and are supported by stringent internal and regulatory stress testing and Recovery & Resolution planning. During our 2016 Investor Day, we showed the extent to which the Firm is resilient to capital loss and liquidity stress post crisis, including $350 billion of total loss absorbing resources to withstand a severe stress environment. To put that in context, the Firm's 2015 nine quarter CCAR losses in a severely adverse stress scenario were $55 billion, on a pretax basis.

We believe that forming a Board committee to review the divestitures specified in this proposal would not enhance shareholder value.

The Firm reviews its business strategy on an on-going basis. We have reported on our business model in our 2014, 2015 and 2016 Investor Days, and we have an ongoing dialogue with shareholders. In particular, the Firm addressed potential separation scenarios extensively at the 2015 Investor Day, and concluded that splitting off one or more businesses would likely negatively impact long-term shareholder value. The Board has shown it is willing to exit businesses, products or clients not fundamental to our business or not generating the appropriate level of return. The Board will continue its active oversight of strategy and therefore believes the formation of a special committee as proposed is unnecessary.

The Board of Directors recommends a vote **AGAINST** this proposal.

---

[1] The report noted: "While a breakup thus looks accretive, we would weigh this against the execution risk associated with a breakup of this magnitude, likely reductions in JPM's estimated net income synergies of $6-7bn and the consideration that each standalone business would likely still be subject to CCAR (although perhaps not asset management), which remains the binding capital constraint for most banks. And despite its higher G-SIB requirement, JPM's current ROTCE potential remains higher than that of most peers, which face similarly high capital requirements as JPM after factoring in CCAR."

Exhibit C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
the Securities Exchange Act OF 1934

Date of Report (Date of earliest event reported): May 17, 2016

JPMORGAN CHASE & CO.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

1-05805	**13-2624428**
(Commission File Number)	(I.R.S. Employer Identification No.)
270 Park Avenue, New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 270-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) Registrant held its Annual Meeting of Shareholders on Tuesday, May 17, 2016; 3,230,798,213 shares were represented in person or by proxy, or 88.23% of the total shares outstanding.

(b) The results of shareholder voting on the proposals presented were as follows:

MANAGEMENT PROPOSALS:

Proposal 1- Shareholders elected the 11 director nominees named in the Proxy Statement

Name	For	Against	Abstain	Broker Non-Votes
Linda B. Bammann	2,802,429,141	16,132,555	7,752,606	404,483,911
James A. Bell	2,793,455,469	26,862,786	5,996,047	404,483,911
Crandall C. Bowles	2,801,941,304	18,295,663	6,077,335	404,483,911
Stephen B. Burke	2,746,794,414	73,436,197	6,083,691	404,483,911
James S. Crown	2,780,382,646	39,808,278	6,123,378	404,483,911
James Dimon	2,696,237,853	109,134,183	20,942,266	404,483,911
Timothy P. Flynn	2,807,349,058	12,956,863	6,008,381	404,483,911
Laban P. Jackson, Jr.	2,774,644,611	45,416,085	6,253,606	404,483,911
Michael A. Neal	2,806,974,324	12,891,461	6,448,517	404,483,911
Lee R. Raymond	2,734,452,770	85,850,961	6,010,571	404,483,911
William C. Weldon	2,745,678,655	74,668,434	5,967,213	404,483,911

Proposal 2 - Shareholders approved the Advisory Resolution to Approve Executive Compensation

For	Against	Abstain	Broker Non-Votes
2,592,296,529	211,917,975	22,099,798	404,483,911
91.72%	7.50%	0.78%	

Proposal 3 - Shareholders ratified the appointment of PricewaterhouseCoopers LLP as Registrant’s Independent Registered Public Accounting Firm for 2016

For	Against	Abstain	Broker Non-Votes
3,177,951,726	46,654,212	6,192,275	0
98.36%	1.44%	0.19%	

SHAREHOLDER PROPOSALS:

Proposal 4 - Shareholders did not approve the proposal on Independent Board Chairman - Require an Independent Chair

For	Against	Abstain	Broker Non-Votes
922,821,345	1,890,068,955	13,424,002	404,483,911
32.65%	66.87%	0.47%	

Proposal 5 - Shareholders did not approve the proposal on How Votes are Counted - Count Votes Using Only For and Against and Ignore Abstentions

For	**Against**	**Abstain**	**Broker Non-Votes**
220,394,727	2,592,496,739	13,422,836	404,483,911
7.80%	91.73%	0.47%	

Proposal 6 - Shareholders did not approve the proposal on Vesting for Government Service - Prohibit Vesting of Equity-Based Awards for Senior Executives due to Voluntary Resignation to Enter Government Service

For	**Against**	**Abstain**	**Broker Non-Votes**
732,108,104	2,052,690,778	41,515,420	404,483,911
25.90%	72.63%	1.47%	

Proposal 7 - Shareholders did not approve the proposal on Appoint a Stockholder Value Committee - Address Whether Divestiture of All Non-Core Banking Business Segments Would Enhance Shareholder Value

For	**Against**	**Abstain**	**Broker Non-Votes**
81,802,889	2,702,027,498	42,483,915	404,483,911
2.89%	95.60%	1.50%	

Proposal 8 - Shareholders did not approve the proposal on Clawback Amendment - Defer Compensation for 10 Years to Help Satisfy any Monetary Penalty Associated with Violation of Law

For	**Against**	**Abstain**	**Broker Non-Votes**
115,813,279	2,695,993,548	14,507,475	404,483,911
4.10%	95.39%	0.51%	

Proposal 9 - Shareholders did not approve the proposal on Executive Compensation Philosophy - Adopt a Balanced Executive Compensation Philosophy with Social Factors to Improve the Firm's Ethical Conduct and Public Reputation

For	**Against**	**Abstain**	**Broker Non-Votes**
132,539,247	2,580,446,670	113,328,385	404,483,911
4.69%	91.30%	4.01%	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMORGAN CHASE & CO.

By: /s/ Molly Carpenter

Name: Molly Carpenter
Title: Corporate Secretary

Date: May 19, 2016